

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
D. Jamie Macdonald
Chief Executive Officer
INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604

Re: **INC Research Holdings, Inc.**
        Amendment No. 1 to
        Draft Registration Statement on Form S-1
        Submitted August 25, 2014
        CIK No. 0001610950

Dear Mr. Macdonald:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Market, page 2

1. We note your response to comment 10, and the support materials provided supplementally to the staff. The support for your estimated penetration rate by 2018 appears to indicate a 37% penetration rate rather than the 46% you cite in the concluding sentence of "Trends in late-stage clinical development outsourcing" on page 2. Please advise or revise.

2. We note your response to comment 10 and the revisions at pages 2 and 93. Please revise further to indicate that all the various management estimates you disclose are based on industry sources, including analyst reports, and management's knowledge.

Non-GAAP Financial Measures, page 56

3. In response to comment 19, you disclose that Adjusted EBITDA and Adjusted Net Income are used by management and the board for the same purpose: "to evaluate [y]our core operating results as it excludes certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business." Please clarify how the measures differ and why management and the board use both measures to evaluate your core operating results. Also explain why, as you reduce your debt, you expect Adjusted Net Income (but not Adjusted EBITDA) "will increasingly become more important for our Board in establishing incentive compensation and for our investors as the measure of our operating performance on a period-to-period basis."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

New Business Awards and Backlog, page 66

4. We note your responses to comments 16 and 21. As previously requested, please disclose the nature and amount of your contracts awarded but not yet signed that are included in your firm backlog orders. Refer to Regulation S-K Item 101(c)(1)(viii).

Financial Statements for the Year ended December 31, 2013

Note 10. Income Taxes, pages F-41

5. We note your response to comment 34. Please expand to disclose that the potential repatriation of the 2013 foreign earnings resulted from your initiative to reduce your overall level of long-term debt with such earnings.

Financial Statements for the Quarter Ended June 30, 2014

Note 2. Financial Statement Details, Goodwill and Intangibles, pages F-58 and F-59

6. Please disclose the revised useful lives of your different classes of intangible assets subject to amortization.

Note 10. Income Taxes, page F-74

7. Please tell us in detail the negative and positive evidence you considered and how you considered such evidence in concluding that "it was more likely than not that a majority

of the foreign deferred tax assets will be realized through future taxable income."
Include in your response how you considered ASC 740-10-30-18 and 23, ASC 740-10-55-39 through 55-48, and ASC 740-210-55-159 through 55-164. If applicable, expand your MD&A on page 72 to discuss how your tax-planning strategies supported your conclusion that it was more likely than not that your foreign deferred tax assets will be realizable.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Dean Suehiro, Senior Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Heather L. Emmel, Esq.
    Weil, Gotshal & Manges LLP